Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company
The Stars Group Inc. (“The Stars Group”, or the “Company”) 200 Bay Street South Tower, Suite 3205 Toronto, Ontario, Canada M5J 2J3
2.	Date of Material Change
June 21, 2018.
3.	News Release

News releases relating to the material change were issued and disseminated on June 21, 2018 and June 26, 2018 through CNW Group and subsequently filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On June 21, 2018, the Company announced the pricing of an underwritten public offering of common shares at a price of US$38.00 per common share (the “Offering”). On June 26, 2018, the Company announced the closing of the Offering. A total of 17,000,000 common shares were sold by the Company and 8,000,000 common shares were sold by certain shareholders of the Company (the “Selling Shareholders”). The net proceeds to the Company, after underwriting discounts and commissions, but before estimated expenses of the Offering payable by the Company, were approximately US$622 million.

The Company and the Selling Shareholders have granted the underwriters for the Offering an over-allotment option to purchase up to 1,875,000 and 1,875,000 additional common shares, respectively. The over-allotment option is exercisable for a period of 30 days from June 21, 2018, the date of the pricing of the Offering.

The Stars Group intends to use the net proceeds from the treasury offering, together with debt financing and cash on hand to fund the previously announced acquisition of Sky Betting & Gaming (the “Acquisition”). If for any reason the Acquisition does not close, the Company intends to use the net proceeds from the Offering for general corporate purposes.

5.	Full Description of Material Change

On June 21, 2018, the Company announced the pricing of the Offering at US$38.00 per common share. On June 26, 2018, the Company announced the closing of the Offering. A total of 17,000,000 common shares were sold by the Company and 8,000,000 common shares were sold by the Selling Shareholders. The net proceeds to the Company, after underwriting discounts and commissions, but before estimated expenses of the Offering payable by the Company, were approximately US$622 million.

The Company and the Selling Shareholders have granted the underwriters for the Offering an over-allotment option to purchase up to 1,875,000 and 1,875,000 additional common shares, respectively. The over-allotment option is exercisable for a period of 30 days from June 21, 2018, the date of the pricing of the Offering.

The Stars Group intends to use the net proceeds from the treasury offering, together with debt financing and cash on hand to fund the Acquisition. If for any reason the Acquisition does not close, the Company intends to use the net proceeds from the Offering for general corporate purposes.

Morgan Stanley, J.P. Morgan and Deutsche Bank Securities acted as the joint book-running managers and representatives of the underwriters for the Offering. The additional joint book-running managers for the Offering were Goldman Sachs & Co. LLC, Barclays, BMO Capital Markets and Macquarie Capital (USA) Inc. The co-managers for the Offering were Blackstone Capital Markets, Cormark Securities (USA) Limited, Canaccord Genuity Corp., Union Gaming Securities, LLC and Investec Bank plc.

PJT Partners LP acted as strategic capital markets advisor to the Company in connection with the Offering.

The common shares were offered in each of the provinces and territories of Canada by way of a prospectus supplement dated June 21, 2018 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated January 16, 2018. The common shares were also offered in the United States pursuant to a prospectus supplement to the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission under the U.S./Canada Multijurisdictional Disclosure System. A copy of the Prospectus Supplement and related short form base shelf prospectus, containing important detailed information about the Offering, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the Registration Statement can be found on EDGAR at www.sec.gov.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information please contact: David Gruberg Vice President, Legal Affairs 1-786-475-9754
9.	Date of Report
June 29, 2018.